SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

The Lovesac Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

54738L 109

(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,135,686(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,135,686(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,135,686(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 55.04%(2)
14	Type of Reporting Person IN

(1)	Includes shares of common stock, par value $0.00001 per share (“Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”) held by: (i) SAC Acquisition LLC (6,000,000 shares), which Mr. Heyer indirectly controls through various affiliated entities, (ii) Mistral Sac Holdings, LLC (597,002 shares, which amount includes 187,500 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) Mistral Sac Holdings 3, LLC (689,266 shares, which amount includes 225,000 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (iv) Mistral Sac Holdings 4, LLC (447,418 shares, which amount includes 185,500 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.
(2)	Based on 13,451,921 shares of Common Stock outstanding as of the close of the Issuer’s initial public offering and assumes the exercise of all warrants to purchase shares of Common Stock identified in footnote 1.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person SAC Acquisition LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 44.60%[1]
14	Type of Reporting Person OO

(1)	Based on 13,451,921 shares of Common Stock outstanding as of the close of the Issuer’s initial public offering.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Mistral Sac Holdings 3, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 689,266
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 689,266

11	Aggregate Amount Beneficially Owned by Each Reporting Person 689,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13	Percent of Class Represented by Amount in Row (11) 5.04%[1]
14	Type of Reporting Person OO

(1)	Includes 225,000 shares of Common Stock issuable upon exercise of a warrant.
(2)	Based on 13,451,921 shares of Common Stock outstanding as of the close of the Issuer’s initial public offering and assumes the exercise of all warrants to purchase shares of Common Stock identified in footnote 1.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of The Lovesac Company (the “Issuer”). The principal executive offices of the Issuer are located at Two Landmark Square, Suite 300, Stamford, CT 06901.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of the following (collectively, the “Reporting Persons”):

(i)	SAC Acquisition LLC, a Delaware limited liability company (“SAC Acquisition”),

(ii)	Mistral Sac Holdings 3, LLC, a Delaware limited liability company (“MSH3”), and

(iii)	Andrew R. Heyer, a United States citizen.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is listed hereto as Exhibit 1.

SAC Acquisition is managed by a board of managers. Affiliated entities controlled by Mr. Heyer are entitled to designate a majority of the SAC Acquisition board of managers. MSH3 is managed by an affiliated entity controlled by Mr. Heyer. The principal business of each of SAC Acquisition and MSH3 is to invest in securities.

The principal office of each of the Reporting Persons is c/o Mistral Equity Partners, 650 Fifth Avenue, 10th Floor, New York, New York 10019.

None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 3, 2017, SAC Acquisition formed the Issuer as a wholly owned subsidiary. On March 22, 2017, SAC Acquisition executed an assignment and assumption agreement (the “Assignment and Assumption Agreement”) with the Issuer whereby SAC Acquisition agreed to assign all rights, title and interest in all assets and the Issuer assumed all liabilities that were then held by the Issuer, in exchange for equity of the Issuer, in the form of 6,000,000 shares of Common Stock (after giving effect to a 1-for-2.5 reverse stock split that the Issuer effected immediately prior to the close of the IPO (defined below)).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Assignment and Assumption Agreement, a copy of which is listed hereto as Exhibit 2, and incorporated herein by reference.

As described in more detail below in Item 6, the aggregate purchase price of the Issuer securities purchased by MSH, MSH3, and MSH4 (each as defined herein) was $8,720,000. The source of funds used in connection with the purchase of these shares of Common Stock was funds of MSH, MSH3, and MSH4 and their affiliates available for investment.

Item 4.	Purpose of Transaction

The information set forth in the cover pages and Item 3 hereof is incorporated by reference into this Item 4.

The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer beneficially owned by them, based on market conditions and other factors they may deem relevant. The Reporting Persons may engage from time to time in ordinary course transactions, including entering into margin loans, with financial institutions with respect to the securities described herein. The Reporting

Persons reserve the right in the future to engage in any hedging or similar transactions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Shares* With Sole Voting and Dispositive Power		Number of Shares* With Shared Voting and Dispositive Power		Aggregate Number of Shares* Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer	7,135,686	(1)	0		7,135,686	55.04%
SAC Acquisition LLC	0		6,000,000		6,000,000	44.60%
Mistral Sac Holdings 3, LLC	0		689,266	(2)	689,266	5.04%

*	All share numbers presented in this table assume full exercise of the warrants to purchase shares of Common Stock identified in the notes below.
+	Based on 13,451,921 shares of Common Stock outstanding as of the close of the Issuer’s initial public offering and assumes the exercise of all warrants to purchase shares of Common Stock identified in the notes below.
(1)	Includes shares of Common Stock held by: (i) SAC Acquisition (6,000,000 shares), which Mr. Heyer indirectly controls through various affiliated entities who are entitled to designate a majority of SAC Acquisition’s board of managers, (ii) MSH (597,002 shares, which amount includes 187,500 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, (iii) MSH3 (689,266 shares, which amount includes 225,000 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer, and (iv) MSH4 (447,418 shares, which amount includes 185,500 shares issuable upon exercise of a warrant), which is managed by an affiliated entity controlled by Mr. Heyer.
(2)	Includes 225,000 shares of Common Stock issuable upon exercise of a warrant.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Statement on Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6.

In April 2017, the Issuer entered into a subscription agreement with Mistral Sac Holdings, LLC, a Delaware limited liability company (“MSH”) to (i) sell to MSH 300,000 shares of Series A Preferred Stock, par value $0.00001 per share (the “Series A Preferred Stock”) at a purchase price of $10.00 per share and (ii) issue to MSH a warrant to purchase shares of Common Stock.

Beginning in April 2017 and ending in October 2017, the Issuer entered into a series of subscription agreements with MSH3 to (i) sell to MSH3 360,000 shares of Series A Preferred Stock in aggregate at a purchase price of $10.00 per share and (ii) issue to MSH3 a warrant to purchase shares of Common Stock.

In October 2017, the Issuer entered into a subscription agreement with Mistral Sac Holdings 4, LLC, a Delaware limited liability company (“MSH4”) to (i) sell to MSH4 212,000 shares of Series A-2 Preferred Stock at a purchase price of $10.00 per share and (ii) issue to MSH4 a warrant to purchase shares of Common Stock.

On April 19, 2018, the Issuer and the majority holders of each of the Series A Preferred Stock and the Series A-2 Preferred Stock agreed to amend and restate the preferred stock to, among other things, revise the conversion features of the preferred stock.

Immediately prior to the closing of the IPO, (i) the 300,000 shares of Series A Preferred Stock held by MSH converted into 505,625 shares of Common Stock, (ii) the 360,000 shares of Series A Preferred Stock held by MSH3 converted into 606,751 shares of Common Stock, and (iii) the 212,000 shares of Series A-2 Preferred Stock holder by MSH4 converted into 357,309 shares of Common Stock.

In consideration for agreeing to amend the outstanding preferred stock to automatically convert immediately prior to the completion of the Issuer’s initial public offering, on April 19, 2018, the Issuer and a majority of the holders of the warrants issued along with the preferred stock, agreed to amend and restate the warrants to replace the aggregate dollar value of each warrant with a fixed number of warrant shares. Pursuant to such amended and restated warrants, as of such date and after giving effect to a 1-for-2.5 reverse stock split that the Issuer effected immediately prior to the close of the IPO, (i) MSH had the right to purchase up to 187,500 shares of Common Stock, (ii) MSH3 had the right to purchase up to 225,000 shares of Common Stock, and (iii) MSH4 had the right to purchase up to 185,500 shares of Common Stock.

The terms of the amended and restated warrants and the certificates of designation relating to the Series A Preferred Stock and the Series A-2 Preferred Stock are further described in the Issuer’s prospectus, filed with the Securities and Exchange Commission (“SEC”) on June 29, 2018 (the “Prospectus”)

As part of an underwritten initial public offering (the “IPO”), on June 26, 2018, the Issuer entered into an underwriting agreement with the underwriters of the IPO (the “Underwriting Agreement”). The Reporting Persons have agreed, pursuant to lock-up agreements with the underwriters to the IPO (the “Lock-up Agreements”), that through 180 days after the date of the Prospectus, subject to limited exceptions, the Reporting Persons will not, without the prior written consent of the representative of the underwriters in the IPO, (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock.

Pursuant to an amended and restated registration rights agreement dated as of October 19, 2017 among the Issuer and the investors identified therein (as amended, restated, or otherwise modified from time to time, the “Registration Rights Agreement”), MSH, MSH3, and MSH4 have “demand” registration rights exercisable commencing one year after the closing of the IPO, whereby they may require the Issuer to use reasonable efforts to register the Common Stock held by MSH, MSH3, and MSH4 for resale under the Securities Act. The Registration Rights Agreement also provides MSH, MSH3, and MSH4 with piggyback registration rights.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Amended and Restated Series A Preferred Stock Certificate of Designation, the Amended and Restated Series A-2 Preferred Stock Certificate of Designation, form of Amended and Restated Series A Warrant Agreement, form of Amended and Restated Series A-2 Warrant Agreement, the form of Underwriting Agreement, and the Registration Rights Agreement filed herewith as Exhibits 3, 4, 5, 6, 7 and 8, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, the Reporting Persons are not parties to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of July 20, 2018, by and among the Reporting Persons.

Exhibit 2	Assignment and Assumption Agreement dated as of March 22, 2017, by and between the Issuer and SAC Acquisition (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-1 filed with the SEC on April 20, 2018)

Exhibit 3	Amended and Restated Series A Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.5 of the Issuer’s Second Amendment to the Registration Statement on Form S-1 filed with the SEC on May 23, 2018)

Exhibit 4	Amended and Restated Series A-2 Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.7 of the Issuer’s Second Amendment to the Registration Statement on Form S-1 filed with the SEC on May 23, 2018)

Exhibit 5	Form of Amended and Restated Series A Warrant Agreement (incorporated by reference to Exhibit 4.2 of the Issuer’s Second Amendment to the Registration Statement on Form S-1 filed with the SEC on May 23, 2018)

Exhibit 6	Form of Amended and Restated Series A-2 Warrant Agreement (incorporated by reference to Exhibit 4.4 of the Issuer’s Second Amendment to the Registration Statement on Form S-1 filed with the SEC on May 23, 2018)

Exhibit 7	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Fourth Amendment to the Registration Statement on Form S-1 filed with the SEC on June 25, 2018)

Exhibit 8	Amended and Restated Registration Rights Agreement dated as of October 19, 2017 among the Issuer and the investors identified therein (incorporated by reference to Exhibit 10.5 of the Issuer’s Registration Statement on Form S-1 filed with the SEC on April 20, 2018)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: July 20, 2018

SAC ACQUISITION LLC

By:	/s/ Donna Dellomo
Name: Donna Dellomo
Title: Chief Financial Officer

MISTRAL SAC HOLDINGS 3, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Chief Executive Officer

ANDREW R. HEYER

/s/ Andrew R. Heyer